SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
Commission File No. 001-41808

NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K  ☐  Form 20-F  ☐   Form 11-K  ⌧  Form10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I — REGISTRANT INFORMATION

Full name of registrant: SR Bancorp, Inc.

Former name if applicable:

Address of principal executive office (Street and Number):  220 West Union Avenue

City, State and Zip Code: Bound Brook, New Jersey 08805

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

⌧	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(b)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SR Bancorp, Inc. (the “Company”), the holding company for Somerset Regal Bank (the “Bank”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Form 10-Q”).  On September 19, 2023, the Bank completed its conversion from the mutual to stock form of organization (the “Conversion”) and the Company completed its initial public offering.  Promptly following the completion of the conversion and related stock offering, Regal Bancorp, Inc. a New Jersey corporation (“Regal Bancorp”), merged with and into the Company, with the Company as the surviving entity (the “Merger”) followed by the merger of Regal Bank, a New Jersey chartered commercial bank and the wholly-owned subsidiary of Regal Bancorp, with and into the Bank (the "Bank Merger").  Significant management time and resources were devoted to the consummation of the Conversion, the Merger and the Bank Merger late in the third quarter of 2023, which negatively impacted the timely completion of the closing of its books for the quarter.  Moreover, management has expended significant time to complete the purchase accounting for the Merger and to integrate the two companies, including taking steps necessary towards the conversion of Regal Bank’s core data processing systems.  While the Company has been working diligently to accomplish a timely filing of the Form 10-Q, the Company requires additional time to finalize the report.  For these reasons, the Company’s preparation of the Form 10-Q could not be accomplished to permit a timely filing without unreasonable effort and expense. The Company expects to file the Form 10-Q on or before November 20, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

William P. Taylor (732) 560-1700
       (Name)     (Area Code)(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SR Bancorp, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: November 14, 2023	By:	/s/ William P. Taylor
William P. Taylor President and Chief Executive Officer

ATTACHMENT TO FORM 12b-25
SR BANCORP, INC.

Net income decreased $10.9 million to a loss of $10.5 million for the three months ended September 30, 2023 from net income of $354,000 for the three months ended September 30, 2022. The decrease was caused primarily by a $5.4 million charitable contribution as the Company established the Somerset Regal Charitable Foundation in connection with its conversion to the stock form of organization and funding it with 452,758 shares of SR Bancorp common stock and $906,000 in cash.  The decrease was also due to a $4.2 million provision for credit losses for the three months ended September 30, 2023 compared to no provision in the previous year due to the acquisition of Regal Bancorp and $3.9 million in noninterest expenses related to the acquisition of Regal Bancorp, partially offset by a $718,000 increase in net interest income, a $172,000 increase in noninterest income and a $2.0 million decrease in income taxes. Excluding the one-time merger related expenses totaling $3.9 million, the $4.2 million provision for credit losses and the charitable contribution of $5.4 million on an after-tax basis, the Company would have reported net income of $701,000 for the three months ended September 30, 2023.